UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
001-33444
(Commission File Number)
Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference in the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 12, 2008.

Eurand N.V.
Index to Form 6-K

PART I. CONDENSED FINANCIAL INFORMATION
Condensed Consolidated Financial Statements
EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Note 2)
Assets

Current Assets
Cash and cash equivalents	24,495	19,146
Marketable securities	—	3,592
Accounts receivable, less allowance for doubtful accounts of €369 and €275, respectively	15,875	13,335
Inventories, net	14,927	13,923
Prepaid expenses and other current assets	7,271	6,093
Deferred income taxes	1,688	1,693

Total current assets	64,256	57,782

Property, plant and equipment, net of accumulated depreciation of €75,188 and €67,476, respectively	37,210	37,294
Goodwill	27,162	27,000
Other intangible assets, net of accumulated amortization of €4,817 and €4,425, respectively	7,665	7,784
Deferred income taxes	464	432
Other non current assets	3,867	3,667

Total non current assets	76,368	76,177

Total assets	140,624	133,959

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros, except share and per share amounts)

	March 31,	December 31,
	2009	2008
	(Unaudited)	(Note 2)
Liabilities and Shareholders’ Equity

Current Liabilities
Short-term borrowings	154	186
Accounts payable	9,374	9,152
Income taxes payable	838	129
Accrued expenses and other current liabilities	15,442	11,606

Total current liabilities	25,808	21,073

Employee severance indemnities	3,974	4,081
Other non-current liabilities	3,502	2,997
Deferred income taxes	4,564	3,706

Total non-current liabilities	12,040	10,784

Commitments and contingencies (Note 8)

Shareholders’ Equity
Ordinary shares par value €0.01, authorized 130,000,000 shares as of March 31, 2009 and December 31, 2008, 45,753,497 and 45,751,997 issued and outstanding as of March 31, 2009 and December 31, 2008, respectively	458	458
Additional paid-in capital	135,205	134,643
Accumulated deficit	(39,356)	(38,382)
Accumulated other comprehensive income	6,469	5,383

Total shareholders’ equity	102,776	102,102

Total liabilities and shareholders’ equity	140,624	133,539

See accompanying notes to condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of euros, except share and per share amounts)

	For the three months ended
	March 31,	March 31,
	2009	2008
Product sales	24,003	20,259
Royalties	2,853	1,734
Development fees	2,302	2,875

Revenues	29,158	24,868

Cost of goods sold	(14,245)	(12,044)
Research and development expenses attributable to development fees	(1,612)	(1,242)
Other research and development expenses	(4,727)	(3,246)
Selling, general and administrative costs	(8,158)	(7,593)
Amortization of intangibles	(355)	(546)

Operating income	61	197

Interest income, net	53	106
Foreign exchange gain, net	56	23

Income before taxes	170	326

Income tax expense	(1,144)	(1,332)

Net loss	(974)	(1,006)

Net loss per share:
Basic and diluted net loss per share	€(0.02)	€(0.02)

Weighted average shares used to compute basic and diluted net loss per share	45,752,722	44,228,749

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
Three months ended March 31, 2009 and 2008
(In thousands of euros except share amounts)

					Accumulated
					Other
			Additional	Accum-	Compre-	Total
	Common Stock		Paid-in	ulated	hensive	Shareholders’
	Shares	Amount	Capital	Deficit	income	Equity

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067

Comprehensive loss:
Net loss				(1,006)		(1,006)
Cumulative exchange translation adjustment					(58)	(58)

Comprehensive loss						(1,064)
Stock option compensation			305			305
Employee shares award issuance	26,100	—				—
Exercise of stock options	319,242	4	654			658

As at March 31, 2008	44,379,456	444	131,817	(53,017)	1,722	80,966

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102

Comprehensive loss:
Net loss				(974)		(974)
Cumulative exchange translation adjustment					1,086	1,086

Comprehensive income						112
Stock option compensation			562			562
Exercise of stock options	1,500	—	—			—

As at March 31, 2009	45,753,497	458	135,205	(39,356)	6,469	102,776

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of euros)

	For the three months ended
	March 31,	March 31,
	2009	2008
Operating Activities
Net loss	(974)	(1,006)
Adjustments to reconcile net loss to net cash provided by (used in) by operating activities:
Depreciation	1,747	1,628
Amortization	355	546
Unrealized foreign exchange (gains) losses	(183)	1,481
Stock option compensation expense	562	305
Deferred income taxes	21	6
Changes in operating assets and liabilities:
Accounts receivable, net	(2,561)	(2,549)
Inventories, net	(784)	(3,123)
Prepaid expenses and other current assets	(1,001)	448
Other non-current assets	(34)	10
Accounts payable	137	672
Accrued expenses and other current liabilities	4,939	(429)
Other non-current liabilities	798	(202)
Income taxes	(1,055)	1,048

Cash provided by (used in) operating activities	1,967	(1,165)

Investing Activities
Maturity of marketable securities	3,832	—
Purchases of property, plant and equipment	(784)	(2,008)
Proceeds from disposals of property, plant and equipment	—	2

Cash provided by (used in) investing activities	3,048	(2,006)

Financing Activities
Repayment of principal on long term debt	—	(125)
Net changes in short term borrowings	(32)	(175)
Exercise of stock options	—	658

Cash provided by (used in) financing activities	(32)	358

Effect of exchange rates on cash	366	331

Increase (decrease) in cash and cash equivalents	5,349	(2,482)
Cash and cash equivalents at beginning of period	19,146	12,541

Cash and cash equivalents at end of period	24,495	10,059

1. Description of Business and Basis of Presentation
Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market. Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.
Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop products that it believes will have advantages over existing products or will address unmet medical needs. Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. The Company is developing and commercializing a portfolio of products to address cystic fibrosis and gastrointestinal disorders and, using its own sales and marketing team, is commercializing a portfolio of products for cystic fibrosis patients in the United States.
2. Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2009 and 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Regulation S-X of the U.S. Securities and Exchange Commission, consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2008, except as discussed in Application of Accounting Policies to New Activity and Adoption of Accounting Standards below.
The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Application of Accounting Policies to New Activity
During the quarter, the Company increased sales of a pancrelipase product for which customers have the right of return. Revenues for this product have been deferred to the extent that future returns cannot be reasonably estimated.
Adoption of New Accounting Standards
The Company has adopted the following new accounting pronouncements in the current fiscal year:
In May 2008, the Financial Accounting Standards Board (“ FASB”) issued FASB Staff Position (FSP) No. 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which specifies that issuers of these instruments should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. 14-1 is also to be applied retrospectively to all periods presented except if these instruments were not outstanding during any of the periods that are presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. Its adoption had no impact on the Company’s financial position or results of operations.
In December 2007, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). The EITF concluded on the definition of a collaborative arrangement and that revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19 and other accounting literature. Based on the nature of the arrangement, payments to or from collaborators would be evaluated and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature would be presented. Companies are also required to disclose the nature and purpose of collaborative arrangements along with the accounting policies and the classification and amounts of significant financial-statement balances related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however required disclosure under EITF 07-1 applies to the entire collaborative agreement. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. Its adoption did not have a significant impact on the Company’s financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), which replaces SFAS No. 141, Business Combinations, requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Its adoption did not have a significant impact on the Company’s financial position or results of operations.
In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (SFAS No. 160), which amends Accounting Research Bulletin No. 51,

Consolidated Financial Statements, to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent’s ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The Statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Its adoption did not have a significant impact on the Company’s financial position or results of operations.
Recent Accounting Pronouncements
In April 2009, the FASB issued three related Staff Positions (FSP): (i) FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), (ii) FSP Statement of Financial Accounting Standard (SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, (FSP SFAS 115-2 and SFAS 124-2), and (iii) FSP SFAS 107-1 and Accounting Principles Board (APB) 28-1, Interim Disclosures about Fair Value of Financial Instruments, (FSP SFAS 107 and APB 28-1), each of which will be effective for interim and annual periods ending after June 15, 2009. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS 157 Fair Value Measurements, in the current economic environment and reemphasizes that the objective of a fair value measurement remains the determination of an exit price. If we were to conclude that there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and we may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP SFAS 115-2 and SFAS 124-2 modify the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP SFAS 107 and APB 28-1 enhance the disclosure of instruments under the scope of SFAS 157 for both interim and annual periods. The Company does not expect that these Staff Positions will have a significant impact on the consolidated financial statements of the Company.
In April 2009, the FASB issued FSP No. 141R-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (FSP 141R-1). FSP 141R-1 amends the provisions in FASB Statement 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. FSP 141R-1 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria in Statement 141R and instead carries forward most of the provisions in SFAS 141 for acquired contingencies. FSP 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect that this will have a significant impact on the consolidated financial statements of the Company.
3. Inventories, net

	March 31,	December 31,
	2009	2008
	(unaudited)	(note 2)
Raw materials	7,393	6,872
Work in progress	2,870	2,565
Finished goods	4,664	4,486

	14,927	13,923

Allowances for obsolescence of inventories were €1,112 and €1,336 as of March 31, 2009 and December 31, 2008, respectively. Costs related to pre-launch commercial batches of EUR-1008 inventory on hand as at March 31, 2009 have been expensed in cost of goods sold. The related expense for the three months ended March 31, 2009 amounted to €219, bringing the cumulative amount expensed as of March 31, 2009 to €2,002. EUR-1008 is awaiting regulatory approval for commercial launch in the United States. An approvable letter was received from the U.S. Food and Drug Administration in June 2008; however the timing of the final approval is not certain enough to allow a determination that these costs will be recovered. The FDA has assigned a Prescription Drug User Fee Act (PDUFA) action date of late second quarter 2009.

4. Prepaid Expenses and Other Current Assets

	March 31,	December 31,
	2009	2008
	(unaudited)	(note 2)
Litigation settlement receivable — current portion	3,844	3,644
Prepayments	2,267	1,429
Recoverable amounts for income taxes	201	353
Recoverable amounts for other taxes	959	667

	7,271	6,093

5. Other Non Current Assets

	March 31,	December 31,
	2009	2008
	(unaudited)	(note 2)
Litigation settlement receivable — long term portion	3,844	3,644
Other	23	23

	3,867	3,667

6. Income taxes
The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three months ended March 31, 2009 and 2008 are the increase in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy.
The IRAP tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for the major portion of labor costs or interest. The IRAP tax is not deductible for corporate tax purposes.

7. Accrued Expenses and Other Current Liabilities

	March 31,	December 31,
	2009	2008
	(unaudited)	(note 2)
Accrued expenses	4,361	2,867
Deferred revenues	4,026	526
Social security and other contributions	1,238	1,711
Taxes, other than income taxes	1,016	1,186
Deferred payments for acquisition	1,127	1,078
Accrued employee compensation	3,674	4,238

	15,442	11,606

8. Shareholders’ Equity
Share Capital
During the three months ended March 31, 2009 and 2008, the Company issued 1,500 and 319,242 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.
Equity Based Compensation
Certain employees of the Company participate in the Eurand N.V. Equity Compensation Plan (the “Plan”) for which a maximum of 9,735,224 ordinary shares have been authorized for grants of options and other share awards by the Company. The Plan, amended, restated and adopted on May 30, 2008 and amended on November 5, 2008 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan amended, restated and adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.
The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 44,000 and 393,000 options, respectively, during the three months ended March 31, 2009 and 2008.
9. Commitments and Contingencies
The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.

10. Per Share Information
In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.
11. Geographic revenues
Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Revenues
	For the three months ended
	March 31,	March 31,
	2009	2008
	(unaudited)	(unaudited)
USA	16,080	14,153
Germany	2,978	3,712
United Kingdom	2,445	2,397
Italy	1,417	867
Switzerland	1,347	527
Japan	1,133	1,006
France	916	289
Netherlands	609	315
Spain	421	265
Other	1,812	1,337

	29,158	24,868

The Netherlands is the Company’s country of domicile.

Operating and Financial Review and Prospects
You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” beginning on page 5 of our Annual Report on Form 20-F for the year ended December 31, 2008, filed on March 31, 2009, as well as “Forward-Looking Statements” in this report for a discussion of these risks and uncertainties. Our reporting currency is euro. See “Exchange Rate Information” for more detailed information.
Business Update
Product Development Pipeline Updates
EUR-1048
The U.S. Food and Drug Administration (FDA) has approved EUR-1048, to be marketed as GlaxoSmithKline’s Lamictal ODT (lamotrigine) Orally Disintegrating Tablets. Co-developed by Eurand and GSK, Lamictal ODT uses Eurand’s AdvaTab orally disintegrating tablet (ODT) and Microcaps taste-masking technologies to provide Lamictal in a pleasant-tasting tablet that disintegrates on the tongue and that may be taken with or without liquid.

Lamictal ODT is indicated for the long-term treatment of Bipolar I Disorder to lengthen the time between mood episodes in people 18 years or older who have been treated for mood episodes with other medicine. It is not known if Lamictal ODT is safe or effective in children or teenagers under the age of 18 with mood disorders such as bipolar disorder or depression. Lamictal ODT is also used together with other medicines to treat certain types of seizures (partial seizures, primary generalized tonic-clonic seizures, generalized seizures of Lennox-Gastaut syndrome) in people 2 years or older or alone when changing from other medicines used to treat partial seizures in people 16 years or older. It is not known if Lamictal ODT is safe or effective when used alone as the first treatment of seizures in adults. Lamictal ODT will be available in 25 mg, 50 mg, 100 mg, and 200 mg strengths and is expected to be available in pharmacies in early July 2009.
EUR-1008 — ZENPEP™ (pancrelipase capsules)
The FDA recently cleared ZENPEP as the trade name for EUR-1008, a new, zero-overfill, highly-stable PEP designed by Eurand for the treatment of Exocrine Pancreatic Insufficiency (EPI). ZENPEP replaces Eurand’s initially proposed brand name, ZENTASE, which the agency deemed too similar to other gastrointestinal product names. As previously disclosed, the FDA has accepted as complete the response to the June 2008 approvable letter for ZENPEP and assigned a Prescription Drug User Fee Act (PDUFA) action date of late second quarter 2009.
Additionally patient enrollment was completed in the first quarter in a Phase III clinical trial evaluating the safety and efficacy of ZENPEP in chronic pancreatitis. The results of this trial, scheduled to become available early in the third quarter of 2009, are expected to demonstrate the product’s clinical benefit in this condition and be supportive of Eurand’s marketing efforts to gastroenterologists.

EUR-1025 — Once-Daily Formulation of Ondansetron
Eurand recently completed enrollment in pivotal pharmacokinetic (PK) studies for EUR-1025, a once-a-day oral formulation of the anti-emetic ondansetron. The results of these studies are expected to become available in the third quarter of 2009.
EUR-1073 — CLIPPER™ (beclomethasone diproprionate)
In March 2009, the FDA granted orphan drug designation for EUR-1073, a proprietary development product for the treatment of ulcerative colitis, in pediatric patients. Products granted orphan drug status are allowed seven years of market exclusivity in the U.S. upon FDA approval. In addition, Chiesi Farmaceutici SpA, the licensor, recently completed patient treatment in a Phase IIIb clinical study in Europe comparing CLIPPER™ to the current standard of care, prednisolone, in ulcerative colitis. The results of this trial, expected later in the second quarter or early third quarter of 2009, will provide further information for the future development and regulatory pathway for EUR-1073 in the U.S.
Forward Looking Statements
This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. In addition to the risks and uncertainties included in this Report on Form 6-K, other factors that could cause our actual results or actual outcomes to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:
•	our ability to market, commercialize and achieve market acceptance for any of the products that we are developing, commercializing or may develop or commercialize in the future, including the growth, establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including, but not limited to, our lead product candidate, EUR-1008;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.
Presentation of Financial information
We prepared our financial statements included in this report in euro in accordance with U.S. GAAP. References to “U.S. dollars,” “dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “euro”, “(euro)” or “€” are to the single currency of the European Union.
Exchange Rate Information
We prepare our consolidated financial statements in euros.
Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.
The following table sets forth information regarding the exchange rates of U.S. dollar per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

				Period
	High	Low	Average	End
Three months ended
March 31, 2008	1.5805	1.4495	1.5007	1.5805
June 30, 2008	1.6010	1.5368	1.5625	1.5748
September 30, 2008	1.5923	1.3939	1.5030	1.4081
December 31, 2008	1.4358	1.2446	1.3202	1.3919
March 31, 2009	1.3946	1.2547	1.3035	1.3261

Month in 2008
November	1.3039	1.2525	1.2744	1.2694
December	1.4358	1.2634	1.3511	1.3919

Month in 2009
January	1.3946	1.2804	1.3244	1.2804
February	1.3064	1.2547	1.2797	1.2662
March	1.3730	1.2549	1.3050	1.3261
April	1.3458	1.2978	1.3214	1.3244
Results of Operations
This section discusses our operating results.
Three months ended March 31, 2009, compared to the three months ended March 31, 2008
The following table shows how revenues for the three months ended March 31, 2009 changed compared to the same period in 2008.

	Three months ended March 31,
			Increase (decrease) compared to
	2009	2008	previous period
	(euros in thousands, except percentages)
Product sales	24,003	20,259	3,744	19%
Royalty income	2,853	1,734	1,119	65%
Development fees	2,302	2,875	(573)	(20%)

Total revenues	29,158	24,868	4,290	17%

Revenues. Our total revenues were €29.2 million for the quarter ended March 31, 2009, compared to €24.9 million for the same period in 2008, an increase of €4.3 million or approximately 17%. This growth was positively affected by changes in exchange rates, which increased the reported revenue figure by approximately €2.6 million for the quarter ended March 31, 2009. Excluding these effects, the increase in revenues was due to sales of our low cost pancrelipase formulation which we sell in the U.S. market, and to higher royalties and sales from Amrix® sold by Cephalon.

Our product sales were €24.0 million for the quarter ended March 31, 2009, an increase of €3.7 million or approximately 19% compared to the same period in 2008. The increase in product sales growth would have been €1.7 million or approximately 9% if positive currency effects worth €2.0 million were excluded. The increase was primarily due to sales of the low cost pancrelipase formulation mentioned above.
Our royalties were €2.9 million for the quarter ended March 31, 2009, an increase of €1.1 million or 65%, due in part to positive foreign currency effects of approximately €354,000 but primarily to increased royalties from Amrix® sold by Cephalon.
Our development fees were €2.3 million for the quarter ended March 31, 2009 compared to €2.9 million for the same period in 2008 — a decrease of €573,000, or approximately 20%, which, however, was positively affected by foreign exchange effects of approximately €228,000. Our development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.
Cost of Goods Sold. Our cost of goods sold was €14.2 million for the quarter ended March 31, 2009 compared to €12.0 million for the same period in 2008, representing an increase of €2.2 million or approximately 18%. If foreign exchange effects of €1.0 million were excluded the cost of goods would have increased by approximately €1.2 million, or 10%, similar to the percentage growth rate of product sales of 9% excluding the effects of foreign exchange.
Research and Development Expenses. Research and development expenses were €6.3 million for the quarter ended March 31, 2009 compared to €4.5 million for the same period in 2008, representing an increase of €1.8 million, due primarily to increased clinical costs.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €8.2 million for the quarter ended March 31, 2009 compared to €7.6 million for the same period in 2008, representing a increase of €565,000 or approximately 7%, which is explained by foreign exchange effects of approximately €640,000.
Income tax expense. For the quarter ended March 31, 2009, we recorded income taxes of €1.1 million on pre-tax income of €170,000. In the quarter ended March 31, 2008, we recorded income taxes of approximately €1.3 million on a pre-tax income of €326,000. Our taxes do not correlate directly with our profits and losses before tax because, primarily, we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we have recorded valuation allowances to offset the benefits of tax loss carryforwards in certain operating subsidiaries that operated at a loss during the periods. In 2009 we partially reduced the valuation allowance to offset taxes on profits for the amount of loss carryforwards that are expected to be utilized in Italy.
Changes in Financial Position
Cash and cash equivalents. Cash and cash equivalents were approximately €24.5 million as of March 31, 2009 compared to €19.1 million as of December 31, 2008. Our cash and cash equivalents increased primarily due to maturation of marketable securities and operating cash inflows.

Total shareholders’ equity. Our shareholders’ equity increased from €102.1 million on December 31, 2008 to €102.8 million on March 31, 2009, primarily as a result of positive effect of currency translation on the net assets of subsidiaries whose functional currency is not the euro.
Off Balance Sheet Arrangements
As of March 31, 2009, we did not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk
Exchange Rate Risk Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize, as a separate component of shareholders’ equity, the cumulative effect of foreign currency translations.
A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €432,000 for the three months ended March 31, 2009. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €528,000 for the three months ended March 31, 2009.
Impact of Inflation
We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.
PART II. OTHER INFORMATION
Item 1A. Risk Factors
There have been no material changes from the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 15, 2009

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary